Press Release CAE renews its normal course issuer bid Montreal, Canada, February 7, 2020 – (NYSE: CAE; TSX: CAE) – CAE today announced that its Board of Directors has approved the renewal of its normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5,321,474 of its common shares commencing on February 25, 2020 and ending on February 24, 2021. The maximum number of common shares that may be repurchased under the NCIB represents approximately two percent (2%) of the issued and outstanding common shares of CAE; as of February 6, 2020, CAE had 266,073,703 common shares issued and outstanding. Under CAE’s current normal course issuer bid, which will expire on February 24, 2020, CAE’s Board of Directors had approved the repurchase of a maximum of 5,300,613 of its common shares and 978,431 of its common shares were repurchased from February 25, 2019 to February 6, 2020 at a weighted average price of $33.54 per common share, for total consideration of $32,815,526, excluding brokerage fees. Those shares were repurchased through the TSX and through alternative trading systems, such as Alpha. Purchases under the NCIB will be made through the facilities of the Toronto Stock Exchange (“TSX”) and/or alternative trading systems, in accordance with the TSX’s applicable policies. CAE may purchase its common shares using an automatic share repurchase plan which was put in place with RBC Dominion Securities Inc., in accordance with the relevant sections of the TSX Company Manual and applicable securities laws. The price CAE will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled. During the period that the NCIB is outstanding, CAE does not intend to make purchases of its common shares other than by means of open market. CAE may also purchase common shares privately from time to time after obtaining exemption orders from applicable securities regulatory authorities. Any such private purchase made under an exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in the exemption order. The average daily trading volume of CAE’s common shares through the facilities of the TSX over the last six completed calendar months was 473,964 (“ADTV”). Accordingly, under the TSX Rules and policies, CAE is entitled on any trading day to purchase up to 25% of the ADTV, which totals 118,491 common shares, for the 12-month period of the NCIB, starting on February 25, 2020. In excess of the daily repurchase limit, CAE may also purchase, once a week, a block of common shares not owned by any insiders, which may exceed such daily limit, in accordance with the TSX Rules. The NCIB is being established as part of CAE's capital allocation strategy and is intended to be used primarily to mitigate the dilutive effect of treasury shares issued under CAE’s dividend reinvestment and stock option plans. CAE’s Board of Directors believes that such purchases are in the best interest of CAE and that such purchases constitute a desirable use of funds that should enhance shareholder value.

Press Release About CAE CAE is a global leader in training for the civil aviation, defense and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defense force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defense crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide. www.cae.com Follow us on Twitter: CAE_Inc -30- CAE contacts: General Media: Hélène V. Gagnon, Vice President, Public Affairs and Global Communications +1-514-340-5536, helene.v.gagnon@cae.com Investor relations: Andrew Arnovitz, Vice President, Strategy and Investor Relations +1-514-734-5760, andrew.arnovitz@cae.com